O L S H A N	PARK AVENUE TOWER ● 65 EAST 55TH STREET ● NEW YORK, NEW YORK 10022 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  KSCHLESINGER@OLSHANLAW.COM
DIRECT DIAL:  212.451.2252

February 19, 2014

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Ms. Linda Cvrkel
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Nathan’s Famous, Inc.
Form 10-K for Fiscal Year Ended March 31, 2013
Filed June 14, 2013
File No. 001-35962

Dear Ms. Cvrkel:

Nathan’s Famous, Inc. (the “Company” or “Nathan’s”) has received your letter dated February 10, 2014 containing a comment on the Company’s above-referenced Annual Report on Form 10-K for the fiscal year ended March 31, 2013, filed with the Securities and Exchange Commission (the “SEC”) on June 14, 2013. The comment also relates to the Company’s Form 10-Q for the quarter ended September 30, 2013, filed with the SEC on November 8, 2013 (the “September 2013 10-Q”).  This letter is being filed in response to the comment set forth in your letter.

For your convenience of reference, we have set forth your comment in bold below, with the Company’s response following such comment.  On behalf of Nathan’s, please be advised as follows:

Quarterly Report on Form 10-Q for the quarter ended September 30, 2013, Note N – Superstorm Sandy, page 15

1.
We note from the disclosure included in the last paragraph on page 15 that as of September 30, 2013, the Company has submitted its claim under its business interruption insurance policy which exceeds the approximately $745,000 that has been recorded for reimbursable on-going business expenses incurred while the restaurant was closed, and is included in accounts and other receivables in the accompanying balance sheet as the realization of the claim for loss recovery has been deemed to be probable. As it appears that the recovery of these on-going business expenses has been included as part of the gain recognized by the Company as of September 30, 2013, please explain to us and in the notes to your financial statements why you believe the business expenses aggregating $745,000 are deemed probable of recovery.  As part of your response and your revised disclosures, please indicate when payment of these amounts has been or is expected to be received from the Company’s insurer.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

February 19, 2014

As stated in Note N of the September 2013 10-Q, the insurance gain of approximately $2.8 million represents the gain realized only from the property and equipment damage portion of the claim that was settled during the Company’s first fiscal quarter that ended June 30, 2013, arising from the physical destruction caused by Superstorm Sandy.  In addition to this physical destruction, Nathan’s incurred  normal continuing operating expenses of $745,000 which included essential labor, occupancy and insurance costs from the time of the storm until the Company’s Coney Island restaurant reopened in May 2013.  This $745,000 business interruption claim that was submitted to the insurance carrier in September 2013 as part of the Company’s business interruption claim is in addition to the claim that yielded the approximate $2.8 million gain.  The Company’s business interruption insurance covers continuing operating expenses normally incurred by the business and net profit or loss before income taxes.  The total claim that was submitted exceeded $1.0 million which included forgone profit before income taxes.  The $745,000 receivable only relates to the actual out of pocket expenses incurred that the Company believes recovery is probable from the $1.0 million business interruption insurance claim. However, no contingent gain arising from its final settlement of the business interruption claim has been recorded. Note N of the September 2013 10-Q refers to the out of pocket expenses of $745,000 which was reflected as a receivable on the Balance Sheet and the receivable does not include any potential recovery of forgone income.  The Company proposes that it will clarify the disclosure between the approximate $2.8 million gain and the business interruption claim in future filings.

To date, the Company has not received any payment towards the business interruption claim, nor can the Company predict when the insurer will finalize the claim.  The Company has recently been asked to provide certain substantiation which it is in the process of providing. The Company believes that collectability of $745,000 is probable because the ongoing expenses were determined pursuant to the insurance policy. The Company continues to monitor the status of the claim and will record insurance recoveries for the claim when the appropriate recognition criteria has been met and will disclose any recoveries from the business interruption claim and when the claim has been finalized in future filings.

We note the acknowledgment of Nathan’s requested by the Staff at the end of the Staff’s letter.  Attached as an exhibit hereto is the requisite acknowledgment by Nathan’s.  If you have any questions or would like to discuss any of the responses, please do not hesitate to call the undersigned at (212) 451-2252.

Sincerely,

OLSHAN FROME WOLOSKY LLP

By:	/s/ Kenneth A. Schlesinger
	Name:	Kenneth A. Schlesinger

cc:	Eric Gatoff
Ronald DeVos
Steve Wolosky

O L S H A N	PARK AVENUE TOWER ● 65 EAST 55TH STREET ● NEW YORK, NEW YORK 10022 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  KSCHLESINGER@OLSHANLAW.COM
DIRECT DIAL:  212.451.2252

EXHIBIT A

Nathan’s Famous, Inc.
One Jericho Plaza
Second Floor – Wing A
Jericho, New York, 11753

February 19, 2014

Ms. Linda Cvrkel
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Nathan’s Famous, Inc.
Form 10-K for Fiscal Year Ended March 31, 2013
Filed June 14, 2013
File No. 001-35962

Dear Ms. Cvrkel:

Nathan’s Famous, Inc. (the “Company”) acknowledges receipt of the comment letter of the Securities and Exchange Commission (the “Commission”) dated February 10, 2014, with regard to the above-referenced filing.  The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

NATHAN’S FAMOUS, INC.

By:	/s/ Ronald G. DeVos
	Name:	Ronald G. DeVos
	Title:	Vice President – Finance and Chief Financial Officer

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